 **Norske Skog**

Skogn, 2003-08-06

United States Securities and Exchange Commission
Washington DC 20549

USA


03029315


SEC MAIL
RECEIVED
AUG 14 2003
WASH. D.C.
181
SECTION

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange today, August 6, 2003.


PROCESSED
AUG 27 2003
THOMSON
FINANCIAL
SUPPL

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange August 6, 2003

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00

82-5226



Norske Skog 2nd quarter

IMPROVEMENT PROGRAMME CONTRIBUTED TO NOK 320 MILLION

Improvement 2003 has contributed to NOK 320 million. However, Norske Skog's result is still characterised by weak markets and low prices for publication paper. Operating earnings were slightly better in Q2 than in Q1 2003, if gains from electricity trading are excluded. Net earnings in Q2 were negative NOK 190 million, including a currency hedging loss of NOK 148 million. Operating revenue in the first half of 2003 is NOK 11.4 billion, while operating earnings are NOK 685 million. Pre-tax earnings are NOK 100 million in the first half of 2003. A weaker Norwegian krone is positive to Norske Skog's business.

- Improvements amounting to NOK 320 million, show that we are on track towards our goal of reaching NOK 1 billion in improvements this year. The impact of already implemented initiatives will give further results in the coming months. The whole Company has put forward a considerable effort, which will enable us to reach our goal of NOK 2 billion by 2004. I am also very pleased by the excellent results achieved from combined efforts in health and safety, especially given this demanding period with workforce reductions and change of work tasks, says President and CEO Jan Reinås.

Health and safety is always on top of the agenda in Norske Skog, and the high priority is showing remarkable results. In June 2003, the Company's mills could point to the lowest H-value (lost time injuries) ever recorded. The H-value the last 12 months was 3.1. The favourable trend is the result of systematic focusing on health and safety for many years. The target for 2003 as a whole is an H-value of less than 3.

Financially, Norske Skog has a good position. The equity ratio is 41.3% as of 30.06.2003, and shareholder equity is higher than net interest-bearing debt. At the end of the first half 2003, the Company had approximately NOK 7.6 billion in liquid assets and unutilised drawing rights.

The market situation did not change essentially during Q2 compared to Q1. Total deliveries of newsprint and magazine paper from Norske Skog year-to-date is a little less than 2.6 million tonnes, an increase of 8% compared to the same period in 2002, which suffered from very low deliveries in Q1. Seasonally higher volumes compared to Q1 2003 positively influenced operating earnings in the quarter.

In **Europe,** operating revenue for newspaper declined by 5.5% in Q2 2003 compared to Q2 2002. The reduction is mainly caused by lower sales prices. The market for newsprint is still very weak, and demand is at the same level as in the first half of 2002. Operating revenue for magazine paper was on the other hand 7.2% higher than 2002, mainly due to higher volumes.

In **South America,** operating revenue is up 12.5% compared to Q2 last year. Operating earnings are also up. The increase reflects favourable exchange rates. Terminating Norske Skog Klabin JV has also had a positive impact on costs and margins.

Australasia has so far in 2003 developed well and demand has increased. From July, 1 prices in Australia will be adjusted in accordance with long-term contracts. The new prices, in Australian dollars, will be about 4% lower than the price that has been in place since July last year. Operating earnings in Australia are therefore expected to be weaker in second half of 2003.

In **PanAsia** (50% owned by Norske Skog), operating revenue declined 17.7% compared to Q2 2002. This is primarily due to weaker demand in Korea. In addition, a competing mill in Korea had a lengthy strike last year, giving a higher market share to PanAsia during that period. Product prices in several Asian markets have weakened, while raw material prices and energy costs have increased. Compared to Q2 2002, there is also a significant negative exchange rate effect when results are converted to NOK.

NorskeCanada (30.6% owned by Norske Skog) saw its result negatively affected by a stronger Canadian dollar compared to the American dollar. The newsprint market remains weak. Newsprint prices increased during Q2, and an additional increase this year has been

announced. The Company is implementing an improvement programme, with the goal of cutting costs by CAD 100 million during 2003/2004.

The outlook does not indicate any significant near-term improvements in newsprint and magazine paper markets. Demand can be expected to increase only when economic growth increases, primarily in North America and Europe. Therefore, Norske Skog expects weak, but stable markets and will make plans based on the assumption of low demand during the coming quarters, and keep focusing on the Improvement programme.

Oxenøen, August 6, 2003

NORSKE SKOG
Communication and External Relations

Contact persons:
Media: Information director Pål Stensaas, phone +47 67 59 93 47, mobil +47 952 86 006
Financial market: Vice President Jarle Langfjæran, phone +47 67 59 93 38, mobil +47 909 78 434

NORSKE SKOGINDUSTRIER ASA

Profit and loss account

NOK million	Apr - Jun 03	Apr - Jun 02	Jan-Jun 03	Jan-Jun 02	2002
Operating revenue	5 826	5 898	11 382	11 574	23 471
Distribution costs	-502	-469	-972	-899	-1 865
Other operating expenses	-4 201	-3 961	-8 104	-7 806	-16 408
Operating Earnings before Depreciation	1 123	1 468	2 306	2 869	5 198
Depreciation and amortisation	-818	-842	-1 621	-1 707	-3 292
Operating Earnings before provision for restructuring costs	305	626	685	1 162	1 906
Provision for restructuring costs	0	0	0	0	-600
Operating earnings	305	626	685	1 162	1 306
Earnings from affiliated companies 1)	-56	-72	-110	-171	-290
Financial items	-409	123	-932	-71	-405
Other items	0	0	907	0	195
Earnings before taxation	-160	677	550	920	806
Taxation	-29	-211	-449	-311	362
Net earnings	-189	466	101	609	1 168
The minority's share of net earnings	1	1	1	3	6
The majority's share of net earnings	-190	465	100	606	1 162
Earnings per share	-1.43	3.51	0.76	4.58	8.79
Earnings per share fully diluted	-1.43	3.51	0.76	4.58	8.79

1) Earnings from affiliated companies are included after taxation

Balance sheet

NOK million	30.06.2003	30.06.2002	31.12.2002
Intangible fixed assets	4 711	4 542	4 682
Operational fixed assets	32 936	33 224	31 127
Long-term receivables and affiliated companies	2 809	3 055	2 388
Fixed assets	40 456	40 821	38 197
Inventory	2 485	2 365	2 080
Receivables	3 733	3 941	3 821
Short term investments	419	615	381
Liquid assets	420	1 039	487
Current assets	7 057	7 960	6 769
Total assets	47 513	48 781	44 966
Paid in equity	8 416	8 456	8 438
Retained earnings	11 066	10 222	9 326
Minority interests	164	167	157
Shareholders' equity	19 646	18 845	17 921
Deferred taxes	2 761	2 677	2 021
Interest-free long-term liabilities and other obligations	937	905	889
Interest bearing long-term liabilities	18 913	21 310	17 925
Interest free current liabilities	4 152	4 333	5 063
Interest bearing current liabilities	1 104	711	1 147
Total liabilities and shareholders' equity	47 513	48 781	44 966

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Revenue

NOK million	Apr - Jun 03	Apr - Jun 02	Jan - Jun 03	Jan - Jun 02	2002
Europe					
Newsprint	1 761	1 864	3 548	3 721	7 556
Magazine paper	1 777	1 658	3 338	3 149	6 531
Total Europe	3 538	3 522	6 886	6 870	14 087
South America					
Newsprint	297	264	551	569	1 107
Australasia					
Newsprint	963	1 000	1 874	1 954	3 807
Asia					
Newsprint	569	691	1 141	1 309	2 688
Other activities					
Other Industry Norway	129	163	256	342	682
Other revenues	408	248	850	600	1 249
Total Other activities	537	411	1 106	942	1 931
Staff/Eliminations	-78	10	-176	-70	-149
Total Group	5 826	5 898	11 382	11 574	23 471

Operating Earnings before Depreciation

NOK million	Apr - Jun 03	Apr - Jun 02	Jan - Jun 03	Jan - Jun 02	2002
Europe					
Newsprint	291	460	657	891	1 604
Magazine paper	356	394	739	732	1 363
Total Europe	647	854	1 396	1 623	2 967
South America					
Newsprint	115	45	189	143	281
Australasia					
Newsprint	276	345	536	710	1 197
Asia					
Newsprint	129	252	280	463	865
Other activities					
Other industry in Norway	6	18	11	49	105
Other revenues	-	-	0	0	-
Total other activities	6	18	11	49	105
Staff/Eliminations	-50	-46	-106	-119	-217
Total Group	1 123	1 468	2 306	2 869	5 198

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating earnings

NOK million	Apr - Jun 03	Apr - Jun 02	Jan - Jun 03	Jan -Jun 02	2002
Europe					
Newsprint	44	215	168	392	643
Magazine paper	151	190	335	326	546
Total Europe	195	405	503	718	1 189
South America					
Newsprint	63	-27	76	-15	-9
Australasia					
Newsprint	103	174	200	367	546
Asia					
Newsprint	53	177	134	309	562
Other activities					
Other industry in Norway	-3	3	-9	20	47
Other revenues	-	-	0	-	-
Total other activities	-3	3	-9	20	47
Staff/Eliminations	-106	-106	-219	-237	-429
Restrucutring costs	0	0	0	0	-600
Total Group	305	626	685	1 162	1 306

Production by Product/Area

(1,000 tonnes)	Apr - Jun 03	Apr - Jun 02	Jan - Jun 03	Jan - Jun 02	2002
Europe					
Newsprint	482	505	967	950	1 925
Magazine paper	350	319	699	614	1 267
South America					
Newsprint	73	72	161	157	332
Australasia					
Newsprint	210	206	423	414	832
Asia					
Newsprint	163	157	313	294	635
Norske Skog Total:					
Total Newsprint	928	940	1 864	1 815	3 724
Total Magazine paper	350	319	699	614	1 267
Total printing paper	1 278	1 259	2 563	2 429	4 991

NORSKE SKOGINDUSTRIER ASA

Quarterly comparison

NOK million	**2Q03**	1Q03	4Q02	3Q02	2Q02	1Q02	4Q01	3Q01	2Q01
Operating revenue	5 826	5 555	6 082	5 815	5 898	5 676	6 618	6 940	8 163
Operating earnings before depreciation	1 123	1 183	1 194	1 134	1 468	1 401	1 731	2 021	2 130
Depreciation and amortisation	818	803	762	822	842	865	839	773	854
Operating earnings before provision for restructuring costs	305	380	432	312	626	536	892	1 248	1 276
Restructuring costs	-	-	-600	-	-	-	-	-	-
Operating earnings	305	380	-168	312	626	536	892	1 248	1 276
Earnings before taxation	-160	710	-52	-62	677	243	748	923	869
The majority's share of net earnings	-190	290	374	182	465	141	532	628	536

Quarterly comparison

NOK million	**2Q03**	1Q03	4Q02	3Q02	2Q02	1Q02	4Q01	3Q01	2Q01
Operating Revenue									
Europe	**3 538**	3 347	3 654	3 563	3 522	3 348	3 711	3 428	3 643
North America	-	-	-	-	-	-	-	1 154	1 930
South America	**297**	254	291	247	264	305	557	421	487
Australasia	**963**	890	942	911	1 000	954	1 074	1 062	1 096
Asia	**569**	572	681	698	691	618	759	561	519
Non-core	**537**	570	539	450	411	531	564	487	585
Staff/Eliminations	**-78**	-78	-25	-54	10	-80	-47	-173	-97
Total Operating Revenue	**5 826**	5 555	6 082	5 815	5 898	5 676	6 618	6 940	8 163
Operating earnings before Depreciation									
Europe	**647**	749	692	651	854	769	900	1 186	1 228
North America	-	-	-	-	-	-	-	133	148
South America	**115**	75	81	56	45	98	230	175	209
Australasia	**276**	261	241	246	345	365	309	351	340
Asia	**129**	150	180	222	252	211	248	190	202
Other activities	**6**	4	40	16	18	31	34	30	56
Staff/Eliminations	**-50**	-56	-40	-57	-46	-73	10	-44	-53
Total Operating earnings before Depr.	**1 123**	1 183	1 194	1 134	1 468	1 401	1 731	2 021	2 130
Operating earnings									
Europe	**195**	308	268	203	405	313	562	902	932
North America	-	-	-	-	-	-	-	26	-31
South America	**63**	13	16	-10	-27	12	136	90	122
Australasia	**103**	97	86	93	174	193	132	180	158
Asia	**53**	81	115	139	177	132	154	126	153
Other activities	**-3**	-6	26	1	3	17	19	15	38
Restructuringcosts	**0**	0	-600	0	0	0	0	0	0
Staff/Eliminations	**-106**	-113	-79	-114	-106	-131	-111	-91	-96
Total Operating earnings	**305**	380	-168	312	626	536	892	1 248	1 276

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions	Jan-Jun 03	Jan-Jun 02	2002
Net operating margin before restructuring costs %	1	6,0	10,0	8.1
Net operating margin after restructuring costs %	1	6,0	10,0	5.6
Gross operating margin before restructuring costs %	2	20.3	24.8	22.1
Gross operating margin after restructuring costs %	2	20.3	24.8	19.6
Equity ratio %	3	41.3	38.6	39.9
Equity ratio excl. minority interests %	4	41.3	38.3	39.5
Net interest bearing debt		19 178	20 367	18 204
Net debt/Equity		0.98	1.08	1.02
Net debt/Equity excl. minority interests	5	0.98	1.09	1.02
Earnings per share after taxes		0.76	4.58	8.79
Earning per share - fully diluted	6	0.76	4.58	8.79
Cash flow per share after taxes		8.22	14.07	27.89
Cash flow per share - fully diluted		8.22	14.07	27.89

Definitions:

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = (Operating earnings + Ordinary depreciation + Restructuring costs) : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings per share = Net earnings : Average number of shares

6 : Cash flow per share = Net cash flow from operating activities : Average number of shares

Statement of cash flow

NOK millon	Jan-Jun 03	Jan-Jun 02	2002
Cash flow from operating activities			
Cash generated from operations	11 437	12 129	23 575
Cash used in operations	-9 794	-9 238	-18 290
Cash from net financial items	-408	-440	-625
Taxes paid	-147	-592	-973
Net cash flow from operating activities	1 088	1 859	3 687
Cash flow from investment activities			
Investments in operational fixed assets	-438	-543	-1 146
Sales of operational fixed assets	15	14	44
Other investments	-196	116	170
Dividend received	0	0	-
Net cash from sold shares in subsidiaries 1)	1 268	257	498
Net cash used for acquisition of companies	0	-2	-6
Net cash flow from investment activities	649	-158	-440
Cash flow from financial activities			
Net change in long-term liabilities	-1 254	-3 675	-6 411
Net change in short-term liabilities	251	425	884
Dividend paid	-795	-748	-792
New equity	-	-	-
Net cash flow from financial activities	-1 798	-3 998	-6 319
Translation difference	33	-207	-218
Total change in liquid assets	-28	-2 504	-3 290

1) In first half of 2003 the amount consists of cash from sale of power plants in Norway. In 2002 the amount